Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CYTOMX THERAPEUTICS, INC.

(a Delaware corporation)

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

CytomX Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code, hereby certifies as follows:

1. The name of this corporation is CytomX Therapeutics, Inc. (the “Company”).

2. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on September 16, 2010. The Company’s Amended and Restated Certificate of Incorporation, as amended and restated from time to time, was most recently filed with the Secretary of State of the State of Delaware on May 17, 2024 (the “Restated Certificate”).

3. Article Four, Section (A) of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“A. The Company is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares that the Company is authorized to issue is 610,000,000 shares, 600,000,000 shares of which shall be Common Stock (the “Common Stock”), and 10,000,000 shares of which shall be Preferred Stock (the “Preferred Stock”). The Common Stock shall have a par value of $0.00001 per share and the Preferred Stock shall have a par value of $0.00001 per share.”

4. This Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted by the Company’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

CYTOMX THERAPEUTICS, INC.

/s/ Sean McCarthy
Sean McCarthy, D.Phil.
President and Chief Executive Officer